Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

15 March 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA



05006802

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

3/28

Enc:

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

UBS AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

Not disclosed

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken
into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

15 March 2005

12) Total holding following this notification

43,415,379 (as 22.02.05)

13) Total percentage holding of issued class following this notification (any treasury shares

held by company should not be taken into account when calculating percentage)

6.00%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 15 March 2005

Details of Registered Holders	
UBS Global Asset Management	1,391,244
UBS AG London Branch	40,902,800
UBS AG Australia Branch	1,121,335
Total	43,415,379

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

UBS AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

Not disclosed

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

15 March 2005

12) Total holding following this notification

33,519,958 (as 23.02.05)

13) Total percentage holding of issued class following this notification (any treasury shares

held by company should not be taken into account when calculating percentage)

4.60%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 15 March 2005

Details of Registered Holders	
UBS Global Asset Management	1,391,244
UBS AG London Branch	31,007,379
UBS AG Australia Branch	1,121,335
Total	33,519,958